UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18148

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICON Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

895 Dove Street, Suite 300
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClean	516 680 6630	dmcclean@dmacgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Ind. Area, Main Ring Road	New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David McClean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICON Capital Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas County of Hays

Edward Rico
ID NUMBER
1226750-2
COMMISSION EXPIRES
March 8, 2025

Signature: David Edward McClean

Title: Chief Financial Officer and Financial and Operations Principal

Edward Rico

Notary Public

Sworn to and subscribed before me on 04/05/2024 by David Edward McClean.
Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

Electronically signed and notarized online using the Proof platform.

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Report of the Independent Registered Public Accounting Firm

To the Members of **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICON Capital Group, LLC (Formerly known as South Texas Securities Co.) (the "Company") as of December 31, 2023 and the related statements of income, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 10, 2024

ICON Capital Group, LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Statement of Financial Condition

December 31, 2023

ASSETS	Amounts $
Cash and Cash equivalents	498,692
Other Assets	32,217
Total Current Assets	**530,909**
LIABILITY AND MEMBER'S EQUITY	
Liabilities:	
Accounts Payable and accrued expense	17,120
Total Liabilities	**17,120**
Member's Equity	513,789
Total Liability And Member'S Equity	**530,909**

See notes to financial statements

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Statement of Operations

January 1, 2023 through December 31, 2023

Revenues	
Commission Income	158,046
Other income	18,607
Total Income	176,653
Expenses	
Professional Services	4,650
General Operating	71,568
Regulatory	8,122
Marketing	27,867
Other	7,780
Data and IT Expenses	12,226
Travel and Entertainment	1,010
Total Expense	133,223
Net Ordinary Income	43,430
Net Income	43,430

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2023

Balance - January 1, 2023	$131,948
Contributions	$400,000
Deductions: Capital	($60,000)
Net Adj. to Retained Earnings	($1,589)
Net Income	43,430
Balance - December 31, 2023	$513,789

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

(JANUARY 1 THROUGH DECEMBER 31)

OPERATING ACTIVITIES

Net Income	43,430
Adjustments to reconcile the Net income to net cash provided by operations:	
Increase in credit card payable	4,659
Increase in Clearing fees payables	20,061
Increase in Due to Affiliates for Expenses	5,500
Decrease in Office Services Payable	(424)
Decrease in Professional Fees Payable	(850)
Decrease in Professional Fees Payable - Aud	(30,000)
Net Cash provided by Operating Activities	42,376

INVESTING ACTIVITIES

Cash Outflow due to Loan Receivable- Non Current	(32,217)
Net Cash provided by Investing Activities	(32,217)

FINANCING ACTIVITIES

Cash inflow due to capital contribution	340,000
Cash outflow due to adjustment in Retained Earnings	(1,589)
Net Cash provided by Financing Activities	338,411
Net increase in Cash	348,570
Cash at beginning	150,122
Cash at end	**498,692**

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

Notes to Financial Statements
December 31, 2023

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ICON Capital Group, LLC (formerly known as “South Texas Securities Co.” (the "Company") is a wholly-owned subsidiary of ICON Capital Holdings, LLC (“the "Parent"). The Company was originally organized as a Texas general partnership. On October 4, 2022, it was reorganized into the limited liability company form, and it changed its name commensurately to “ICON Capital Group, LLC.” The Company is a registered broker-dealer, effective as of September 26, 1974 (“registration date”), with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act, 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation (“SIPC”). The Company earns fees from investment banking transactions and brokerage.

The Company clears all customer transactions through another broker-dealer, RBC Clearing, on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company did not maintain possession or control of any customer funds or securities for the entirety of the year ended December 31, 2023.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentration of risk
The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company maintains accounts with its clearing firm, RBC, which include deposit accounts and investment accounts. Certain deposits accounts are established to assure the Company's performance pursuant to its clearing agreement with RBC. Certain deposit accounts are not interest-bearing, pursuant to the terms of the clearing agreement with RBC. These accounts are not FDIC insured.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2023. For the year ended December 31, 2023, the Company owed $800 in California state related taxes. The California state related taxes are franchise taxes paid by a limited liability company classified as a corporation that does business in California.

Uncertain tax positions
In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the

Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are related to regulated broker-dealer activities, including placement of debt and equity securities of third part issuers. The Company earns placement and other broker-dealer fees in connection with such activities. Fee revenue relating to underwriting commitments is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

Recent Pronouncements

The Company has reviewed recent pronouncements (FASB) in 2023, including new guidance related to leases, accounting for tax credit structures, for joint venture formations, for income tax disclosures and for crypto assets, as well as for CECL (loan loss recognition), and has determined that none has an effect on the financial statements presented.

3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. The Parent charges a fee for certain typical office services, including office space, in its office located in Newport Beach, California. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. For the year ended December 31, 2023, Parent charged the Company $750 per month for such expenses, a portion of which remained unpaid as of year-end, the Company owed $5,250 to the Parent at year-end. In addition, the Company entered into a commission sharing arrangement with an affiliated broker-dealer, Adventix Global Markets LLC, whereby the Company owed $5,500 at year-end.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $475,513, which was above the required minimum net capital of $100,000 by $375,513. Aggregate indebtedness at December 31, 2023 totaled $17,120. The Company's percentage of aggregate indebtedness to net capital was 3.6%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events subsequent to year-end, through April 4, 2024, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statements.

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 of THE SECURITIES AND EXCHANGE ACT
December 31, 2023

Schedule I

Total member's equity	$ 513,789
Deductions and/or charges:	
Ownership Equity Non-Allowable	
Other Non-allowable assets	($38,277)
Total deductions and/or charges	
Net capital	$475,513
Computation of basic net capital requirement: Minimum net capital requirement, greater of 6 2/3% of aggregate indebtedness $37,461	$1,141
Statutory minimum net capital requirement	$ 100,000
Excess Net Capital	375,513
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 100,000
Excess net capital at 120% of required statutory minimum	$355,513
Computation of aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$17,120
Percentage of aggregate indebtedness to net capital	3.6%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing (as amended, April 8, 2024). No reconciliation is necessary.

ICON Capital Group, LLC

(Formerly known as South Texas Securities Co.)

OTHER INFORMATION
DECEMBER 31, 2023

Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III

Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company claims exemption under (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Members of **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)**

We have reviewed management's statement, included in the accompanying ICON Capital Group, LLC's (Formerly known as South Texas Securities Co.) Exemption Report, in which:

(1) ICON Capital Group, LLC (Formerly known as South Texas Securities Co.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions")

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act, 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 10, 2024

EXEMPTION REPORT

ICON Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
b. The Company met the identified exemption provision of 17 C.F.R. §240.15c3-3 (k) for the year ended December 31, 2023 without exception.

I, A. John Calicchio, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer and General Securities Principal

April 8, 2024

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of **ICON Capital Group, LLC (Formerly known as South Texas Securities Co.)**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICON Capital Group, LLC (Formerly known as South Texas Securities Co.) (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit of financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India

April 10, 2024